OMV Investor News

OMV Aktiengesellschaft

07020991

January 26, 2007
7.00am (GMT) – 8.00am (CET)

082-03209

SUPPL



# Q4/06 Trading Statement



This trading statement from OMV gives basic information on the quarter ended December 31, 2006, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment show the development of the relevant crude prices and exchange rates. For the E&P segment we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and Gas businesses is also included.

The OMV Group Q4/06 results will be reported on March 6, 2007. The information contained herein is subject to change and may differ from the final numbers that will be reported.

## Economic environment

| | Q4/05 | Q1/06 | Q2/06 | Q3/06 | Q4/06 |
|---|---|---|---|---|---|
| Average Brent price in USD/bbl | 56.90 | 61.70 | 69.59 | 69.60 | **59.60** |
| Average Ural price in USD/bbl | 54.07 | 58.26 | 64.84 | 65.81 | **56.48** |
| Average EUR/USD FX rate | 1.186 | 1.202 | 1.258 | 1.274 | **1.289** |
| Average EUR/RON FX rate | 3.638 | 3.564 | 3.517 | 3.542 | **3.479** |
| Average USD/RON FX rate | 3.061 | 2.964 | 2.796 | 2.779 | **2.701** |

Source: Reuters

## Exploration and Production

| | Q4/05 | Q1/06 | Q2/06 | Q3/06 | Q4/06 |
|---|---|---|---|---|---|
| Total hydrocarbon production in boe/d | 342,000 | 337,000 | 322,000 | 310,000 | **329,000** |
| thereof Petrom | 220,000 | 215,000 | 202,000 | 197,000 | **205,000** |

Overall Group oil and gas production in Q4/06 was approximately 329,000 boe/d. The increase compared to Q3/06 was mainly due to higher volumes in Romania, New Zealand, and Libya. Higher production in Romania was mainly due to seasonally higher gas volumes and a positive demand impact from the Doljchim fertilizer and methanol plant. The start up of the gas production in Pohokura (New Zealand) increased Group production by 7,000 boe/d. The tax barrels in NC186 (Libya) had a positive impact of 6,000 bbl/d. Furthermore the production in Schiehallion picked up again after the unscheduled shutdown of the FPSO in Q3/06. On the other side, assets in Ecuador have been divested (Q3/06: 7,000 bbl/d). At the end of Q4/06 production at our operations in Yemen started, though they contributed very little to the quarter's production. The differential between the realized crude price and Brent price is expected to be lower than in Q3/06. The average Romanian regulated gas price for producers in Q4/06 was USD 140.85/1,000 m³ (RON 380.5), higher than in Q3/06 due to the increase in the regulated gas price for producers to USD 147.14/1,000 m³ (RON 397.5) as of November 11, 2006.

dw 2/12

## Refining and Marketing

| | Q4/05 | Q1/06 | Q2/06 | Q3/06 | Q4/06 |
|---|---|---|---|---|---|
| NWE refining margin in USD/bbl [1] | 7.14 | 5.02 | 6.19 | 5.20 | **2.85** |
| Med Urals refining margin in USD/bbl [1] | 5.41 | 4.81 | 6.99 | 5.38 | **4.02** |
| OMV indicator refining margin in USD/bbl | 6.04 | 3.57 | 6.12 | 4.52 | **3.76** |
| Total refining sales in mn t | 5.53 | 5.61 | 5.58 | 5.87 | **5.91** |

[1]Source: Reuters

Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.
Refining margins in Q4/06 were substantially lower than in the previous quarters. This is mainly due to decreased gasoline spreads whereas middle distillate spreads did not gain adequately due to the relatively warm weather. In addition fuel oil spreads were also below normal seasonal levels. The scheduled shutdown of the crude unit at Petrobrazi in Romania had no significant impact on production and sales. In general refinery utilization was not seriously distorted by the warm weather spell in Europe, only the output of domestic heating oil was below normal quarter levels. Petrochemical volumes increased against the previous quarter, and petrochemical margins improved due to declining oil prices. Because of the strong decline in crude prices at the start of 2007 some charges against inventory values were needed. Marketing volumes were lower than in Q3/06 due to seasonal effects, whereas overall marketing margins were more or less stable.

## Gas

The gas logistics business was positively affected by seasonally higher transportation and storage demand. In Romania seasonally higher gas sales and price increases were partly offset by import obligations. As of Q4/06 EconGas GmbH is now fully consolidated, and therefore its contribution is included in the Gas result. Relatively warm weather in Europe negatively affected the trading business.

## At-equity consolidated companies

As the stake in Petrol Ofisi was acquired in mid-May, the first time consolidation of the results in Q3/06 included not 3 but 4.5 months. Therefore Q3/06 must not serve as adequate reference figures. The appreciation of the Turkish Lira (YTL) towards the end of the year should have a positive impact on results. Petrol Ofisi received a payment order in Q4/06 regarding fines from the Energy Market Regulator (EMRA) amounting to approximately EUR 330 mn (USD 400 mn) and relating to alleged deliveries of product to unlicensed dealers. Though the company vigorously challenges the fine it was agreed, in order to effectively pursue this challenge, to commence payments in instalments. There are indications that the competent court will decide in favour of a stay of execution for at least a part of the fine, but to date no such decision has been received by the company. At this point OMV continues to evaluate to what extent, if at all, these circumstances require to be reflected in the Group's financial statements. In Borealis petrochemical margins are expected at a similar level to the last quarter. AMI Agrolinz Melamine has made a fair value revaluation of its Italian assets leading to a one-off charge of EUR 30 mn (for 100% - OMV holds a 50% stake).

## Identified special items

Main special items in the EBIT line are expected to include provisions for restructuring in Petrom (approximately EUR 140 mn) and final provisions for insurance (about EUR 30 mn). The EUR 15 mn from the revaluation of the Italian AMI assets will also be treated as special item at the net income level.

## Tax rate

Due to increased high taxed crude oil liftings and the developments of the at-equity consolidated companies the effective tax rate of Q4/06 will be higher than in Q3/06.



**For further information, please contact:**

Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com